UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number 1-8974

Honeywell 401(k) Plan

(Full Title of Plan)

Honeywell International Inc.

855 S. Mint Street

Charlotte, NC 28202

(Name of Issuer of Securities Held Pursuant to the Plan and

the Address of its Principal Executive Office)

Honeywell 401(k) Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the Honeywell 401(k) Plan

Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Honeywell 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Honeywell 401(k) Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2016.

New York, New York
June 27, 2025

Honeywell 401(k) Plan
Statements of Net Assets Available for Benefits
at December 31, 2024 and 2023

	2024	2023
	(dollars in millions)
Plan interest in Honeywell Savings and Ownership Plan Master Trust, at fair value	$16,077	$15,147

Notes receivable from participants	4	4
Contribution receivable from participating employees	-	14
Contribution receivable from the Company, net of forfeitures	236	223
Total receivables	240	241

Net assets available for benefits	$16,317	$15,388

The accompanying notes are an integral part of these financial statements.

Honeywell 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2024

2024
(dollars in millions)
Additions to net assets attributable to:
Investment gain from Plan interest in Honeywell Savings and Ownership Plan Master Trust	$2,019
Contributions:
Participating employees	430
The Company, net of forfeitures	236
Roll-over contributions	84
Total contributions	750

Total additions	2,769

Deductions from net assets attributable to:
Benefits paid to participants	(1,878)
Plan expenses	(3)
Total deductions	(1,881)

Net increase in net assets during year, before transfers of assets	888

Plan transfers to Honeywell Savings and Ownership Plan	41

Net increase in net assets during year, after transfers of assets	929

Net assets available for benefits:
Beginning of year	15,388
End of year	$16,317

The accompanying notes are an integral part of these financial statements.

Honeywell 401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

General
The Honeywell 401(k) Plan (the “Plan”) is a defined contribution plan for certain employees of Honeywell International Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Internal Revenue Code (“Code”). The following represents a summary of key provisions of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration
The Company’s Vice President – Total Rewards is the Plan Administrator and has full discretionary authority and power to control and manage the administrative aspects of the Plan, including, but not limited to, the power to adopt rules of procedure and regulations necessary for the proper and efficient administration of the Plan and the power to enforce the terms of the Plan it adopts. The Savings Plan Investment Committee has the full power and discretionary authority to manage the investments of the Plan, including but not limited to the power to appoint and remove trustees and monitor trustee performance. The trustee and custodian of the Plan is The Northern Trust Company (the “Trustee”).

Administration services for the Plan are provided by Fidelity Investments Institutional Operations Company.

Contributions and Vesting
Participants are permitted to contribute from 1 percent to 30 percent of their “base pay” as defined in the Plan document during each pay period, subject to certain restrictions for “highly compensated employees”, as defined in the Plan document. Participants may elect to make contributions to the Plan in any combination of before-tax, after-tax and Roth 401(k) contributions and may direct those contributions into any investment option available within the Plan. The investment options for participants consist of white-labeled, multi-managed funds that are proprietary to the Plan. The combined before-tax and Roth 401(k) contributions may not exceed $23,000 annually. In addition to regular before-tax, after-tax or Roth 401(k) contributions, eligible participants may also contribute up to $7,500 annually in catch-up contributions if they are or will attain age 50 by December 31st of the respective plan year and are contributing at least 8 percent in before-tax contributions and/or Roth contributions to the Plan or have contributed the maximum regular before-tax contributions to the Plan.

Depending on the rate designated for the participant’s Participating Unit, as defined below, the Company makes matching contributions with respect to a participant’s contributions. A Participating Unit is a group of employees which has been designated as participating in the Plan. The Company may contribute on behalf of each participant between 0 percent and 87.5 percent of such participant’s contribution to the Plan, up to 8% of the participant’s base pay, depending upon the rate designated for the participant’s Participating Unit. The Company does not match catch-up contributions. All of the Company’s matching contributions are initially invested in the Honeywell Common Stock Fund. Vested participants may subsequently direct such matching contributions into any investment option available within the Plan.

There are two forms of Company matching contributions: (i) variable Company matching contributions and (ii) non-variable Company matching contributions. Participating Units whose employees are covered by collective bargaining agreements or government contracts, the terms of which may change the Company match from time to time, receive variable Company matching contributions, unless the collective bargaining agreement or government contract provides that the employees are eligible for non-variable Company matching contributions.

Participating Units whose employees are not covered by collective bargaining agreements or government contracts (unless the collective bargaining agreement or government contract provides
6

Honeywell 401(k) Plan

Notes to Financial Statements - Continued

otherwise) are generally eligible for non-variable Company matching contributions. Participating Units covered by a non-variable match receive basic matching contributions whereby the Company matches 87.5 percent up to the first 8 percent of base pay that the participant contributes to the Plan (excluding rollover and catch-up contributions).

Employer matching contributions for non-variable match participants are made annually in a lump sum by the end of the January following the calendar year-end. Participants must be actively employed on December 15th, disabled, or deceased to receive such match. There is no minimum service requirement to receive the annual match. Accordingly, the Statement of Net Assets Available for Benefits at December 31, 2024 and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2024 include $236 million for company matching contributions earned in 2024 and paid by the Company to the Plan in January 2025.

Employer matching contributions for variable match participants are made on a per-payroll period basis, beginning with a participant’s first month of participation.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant will become 100 percent vested in any Company contributions upon completion of three years of vesting service or upon attainment of age 65 while an employee of the Company or an affiliated company. In addition, a participant’s account will become 100 percent vested if the participant’s termination with the Company or an affiliated company was due to any one of the following (i) retirement under the terms of a Honeywell pension plan in which the participant participates; (ii) disability (as defined under the plan provisions); (iii) death; (iv) a reduction in force or layoff (as determined by the Company); or (v) a participant’s business unit is sold or divested (in the Plan Administrator’s sole discretion). A participant will also become 100 percent vested in any Company contributions in the event the Company terminates or permanently discontinues contributions to the Plan.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s matching contribution, if applicable, and (2) investment earnings, and charged with an allocation of investment losses and administrative expenses. The allocation is based on participants’ account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants
No new loans are permitted from the Plan. Interest rates for loans outstanding at December 31, 2024 and December 31, 2023 were between 3.25% and 10.50%.

Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used in accordance with the terms of the Plan.

Distribution of Benefits
Upon termination of service with the Company, if a participant’s vested account balance is $1,000 or less (including any rollover contributions), the entire vested amount in the participant’s account will be distributed to the participant in a single payment, without his or her consent, unless the participant affirmatively elects to have the benefit rolled over to an eligible retirement plan.

If the vested amount in a participant’s account is greater than $1,000 but less than $5,000 (excluding any rollover contributions), the participant’s account will be automatically rolled over to a traditional IRA, unless the participant affirmatively elects to receive the amount in a single payment or have it rolled over to an eligible retirement plan.
7

Honeywell 401(k) Plan

Notes to Financial Statements - Continued

If the participant’s vested account balance exceeds $7,000 (excluding any rollover contributions), the balance in the account will remain in the Plan and shall be distributed (1) at the participant’s request, (2) when the participant attains age seventy three (73), through the payment of minimum required distributions, as defined by the Plan, or (3) upon the participant’s death, whichever is earliest. When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan under the same conditions as previously described for the participant. Otherwise, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary(ies).

Forfeitures
Forfeitures of the Company’s contributions and earnings thereon due to terminations and withdrawals reduce contributions otherwise due from the Company, as permitted by the Plan. Company contributions made to the Plan were reduced by approximately $8.5 million due to forfeited nonvested accounts for the year ended December 31, 2024. The balance of forfeitures was approximately $15.4 million and $14.7 million at December 31, 2024 and 2023, respectively.

Plan transfers
In April 2024, the Indicor Retirement Savings Plan 103 was merged into the Plan. Plan assets of $41million from the Indicor Retirement Savings Plan 103 were transferred into the Plan in April 2024.

2.	Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation
The Plan’s assets are held in the Honeywell Savings and Ownership Plan Master Trust (“Master Trust”) along with the assets of the Honeywell Puerto Rico Savings Plan, the Honeywell Secured Benefit Plan and the Intermec FSSP Spinoff Plan. The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust for investment and administrative purposes. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions, any transfers of assets from other plan(s), and allocated investment income/(loss) less actual Plan distributions and expenses.

Notes Receivable from Participants
Notes receivable from participants are valued at cost plus accrued unpaid interest.

Payment of Benefits
Withdrawals and distributions to participants are recorded when paid.

Expenses
Most expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans.

3.	Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan’s investments are held in the Master Trust, which is commingled with the assets of the Honeywell Puerto Rico Savings Plan, the Honeywell Secured Benefit Plan and the Intermec FSSP Spinoff Plan. Each participating plan’s interest in the Master Trust is divided based on the participants’
8

Honeywell 401(k) Plan

Notes to Financial Statements - Continued

investment elections. The allocation of income and expenses is based upon each plan’s specific interests in the underlying plan investments, which are based upon participant-direction and Company direction of the investments.

The Master Trust and the Plan’s interest in the Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2024:

	2024
	Master Trust Balances	Plan’s Interest in Master Trust Balances
	(dollars in millions)

Collective Trust Funds	$8,922	8,817
Exchange Traded Funds	305	303
Honeywell Common Stock	3,804	3,782
Common Stocks (Separately Managed Portfolios)	1,424	1,416
Asset Backed Securities	293	291
Bank Deposits	425	423
Commercial Mortgage Backed Securities	7	7
Corporate Bonds	602	599
U.S. Government and Federal Agencies	58	58
Non-US Government	127	126
Commercial Paper	256	255
Total Investments, at fair value	16,223	16,077

Net assets of the Master Trust	$16,223	$16,077

The Master Trust and the Plan’s interest in the Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2023:

	2023
	Master Trust Balances	Plan’s Interest in Master Trust Balances
	(dollars in millions)

Collective Trust Funds	$8,090	7,988
Exchange Traded Funds	23	23
Honeywell Common Stock	4,022	4,002
Common Stocks (Separately Managed Portfolios)	1,337	1,330
Asset Backed Securities	336	334
Bank Deposits	388	386
Commercial Mortgage Backed Securities	9	9
Corporate Bonds	473	471
U.S. Government and Federal Agencies	57	57
Non-US Government	176	175
Commercial Paper	374	372
Total Investments, at fair value	15,285	15,147

Net assets of the Master Trust	$15,285	$15,147
9

Honeywell 401(k) Plan

Notes to Financial Statements - Continued

The Master Trust’s net appreciation and investment income for the year ended December 31, 2024 is as follows:

2024
(dollars in millions)

Net appreciation in fair value of investments	$1,950
Dividend and interest income	83
Total investment income and net appreciation	$2,033

Investment Valuation and Income Recognition – Master Trust
Master Trust investments are stated at fair value. Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation/(depreciation) consists of both realized gains/(losses) on investments bought, sold and matured, as well as the change in unrealized gains/(losses) on investments held during the year.

From time to time, investment managers may use derivative financial instruments including foreign exchange forward and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment composition in the portfolio. The Master Trust held no derivative instruments as of December 31, 2024 and 2023.

Determination of Fair Value
The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.

The Master Trust valuation methodologies for assets and liabilities measured at fair value are described below. The methods described as follows may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy
The accounting guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
10

Honeywell 401(k) Plan

Notes to Financial Statements - Continued

The following is a description of the valuation methodologies used for financial instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Collective Trust Funds
Collective Trusts funds are investment vehicles utilized as or within the target date funds, equity index funds, investment grade bond fund, and global REIT fund. These funds permit daily subscriptions and redemption of units. These investments are valued using net asset values (“NAV”) provided by the administrator of the underlying fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of units outstanding.

Collective Trust funds measured at fair value using NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for Collective Trust funds are intended to permit reconciliation of the Master Trust’s total investments, at fair value.

Honeywell International Inc. Common Stock, Other Common Stocks and Exchange Traded Funds
Honeywell International Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape. Other common stocks and exchange traded funds are valued at the closing price reported on the principal market on which the respective securities are traded. Honeywell International Inc. common stock, other common stocks and exchange traded funds are all classified within level 1 of the valuation hierarchy.

Fixed Income Investments
Fixed income securities (other than commercial mortgage backed securities) are valued at the regular close of trading on each valuation date at the evaluated bid prices supplied by pricing vendors or brokers, if any, whose prices reflect broker/dealer supplied valuations and electronic data processing techniques. Commercial mortgage backed securities are valued using pool-specific pricing. The pool-specific pricing is provided by the pricing vendors and typically they use Interactive Data for these investments. Fixed income securities, including corporate bonds, U.S. government and federal agencies, Non-U.S. government, commercial paper, bank deposits, asset-backed securities and commercial mortgage backed securities are classified within Level 2 of the valuation hierarchy.

The following tables present the Master Trust’s assets measured at fair value as of December 31, 2024 and 2023, by the fair value hierarchy.

	2024
	Level 1	Level 2	Level 3	Total
	(dollars in millions)
Common Stocks	$5,228	$-	$-	$5,228
Exchange Traded Funds	305	-	-	305
Fixed Income Investments:
Asset Backed Securities	-	293	-	293
Bank Deposits	-	425	-	425
Commercial Mortgage Backed Securities	-	7	-	7
Corporate Bonds	-	602	-	602
U.S. Government and Federal Agencies	-	58	-	58
Non-US Government	-	127	-	127
Commercial Paper	-	256	-	256
	$5,533	$1,768	$-

Collective Trust Funds				8,922
Total Investments				$16,223
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Honeywell 401(k) Plan

Notes to Financial Statements - Continued

	2023
	Level 1	Level 2	Level 3	Total
	(dollars in millions)
Common Stocks	$5,359	$-	$-	$5,359
Exchange Traded Funds	23	-	-	23
Fixed Income Investments:
Asset Backed Securities	-	336	-	336
Bank Deposits	-	388	-	388
Commercial Mortgage Backed Securities	-	9	-	9
Corporate Bonds	-	473	-	473
U.S. Government and Federal Agencies	-	57	-	57
Non-US Government	-	176	-	176
Commercial Paper	-	374	-	374
	$5,382	$1,813	$-

Collective Trust Funds				8,090
Total Investments				$15,285

4.	Party-In-Interest Transactions

The Master Trust is invested in the Company’s common stock which qualifies as a party-in-interest transaction. During the year ended December 31, 2024, the Master Trust’s investment in the Company’s common stock included purchases of approximately $1,068 million, sales of approximately $1,682 million, realized gains of approximately $324 million (realized gains of approximately $322 million by the Plan), unrealized loss of approximately $44 million and dividend income of approximately $81 million. The Master Trust invests in short term investment funds managed by the Trustee. These investments qualify as party-in-interest transactions. As described in Note 2 – “Expenses”, the Plan paid certain expenses related to Plan operation and investment activity to the Trustee.

The Company is both the plan sponsor and a party to the Master Trust, therefore the Master Trust investment and the Plan’s interest of $3.8 billion in the Company’s common stock as of December 31, 2024, qualifies as a related party transaction, along with the dividend income of $81 million earned by the Plan on this investment.

5.	Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to certain risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

6.	Federal Income Taxes

On January 21, 2016, the Plan received a favorable determination letter from the Internal Revenue Service indicating that the Plan satisfies the requirements of Section 401(a) of the Code and that the Plan qualifies as an Employee Stock Ownership Plan as defined in Section 4975(e)(7) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and legal counsel believe that the Plan has been designed and is currently being operated in compliance with the applicable requirements of the Code. The Master Trust under the Plan is intended to be exempt under Section 501(a) of the Code. Accordingly, no provision for income taxes has been made.
12

Honeywell 401(k) Plan

Notes to Financial Statements - Continued

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2024 and 2023, the Company has analyzed the tax positions by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2021.

13

Honeywell 401(k) Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2024
Employer Identification Number: 22-2640650
Plan Number: 302
(Dollars in Millions)

Identity of Issue	Description	Current Value

*Notes receivable from participants	(Interest rates range from 3.25% - 10.50%, maturing through May 30, 2036)	$ 4

* Party-in-interest.

14

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell 401(k) Plan

By:	/s/Clifford Kenyon
Clifford Kenyon

Vice President, Total Rewards

June 27, 2025

15

Exhibit I

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-228733 on Form S-8 of Honeywell International Inc. of our report dated June 27, 2025 appearing in this Annual Report on Form 11-K of the Honeywell 401(k) Plan for the year ended December 31, 2024.

/s/ Crowe LLP

New York, New York
June 27, 2025

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